1726 Cole Blvd. #115 Lakewood, CO 80401 Phone: 303.928.8599 Fax: 303.928.8598 WWW.GENERALMOLY.COM

April 23, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Ruairi Regan

Re:                             General Moly, Inc.
Registration Statement on Form S-3
Filed March 20, 2015
File No. 333-202899

Dear Mr. Regan:

General Moly, Inc., a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 2, 2015 (the “Comment Letter”) with respect to the above-referenced filing.  For your convenience, we have restated the comment from the Comment Letter below, followed by the Company’s response.

General

1.                                      We note that you intend to incorporate by reference information required in Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Please file the Part III information prior to requesting effectiveness of this registration statement.  For guidance see Question 123.01 to the Compliance and Disclosure Interpretations: Securities Act Forms, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: The Company has determined that its definitive proxy statement will not be filed with the Commission within 120 days of the end of the Company’s fiscal year ended December 31, 2014.  Accordingly, the Company today filed an Amendment No. 1 to its Annual Report on Form 10-K filed on March 11, 2015, for the purpose of including the information required by Part III.

***

In responding to the Commission’s comments, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the above response or any other matter, please contact the undersigned at (303) 928-8593 or our outside securities counsel, Charles D. Maguire, Jr. (303-866-0550), Todd M. Kaye (314-259-2194) or Jennifer A. D’Alessandro (303-866-0635) of Bryan Cave LLP.

Sincerely,

/s/ David A. Chaput

David A. Chaput
Chief Financial Officer

cc:                                John Reynolds

Pamela Howell

R. Scott Roswell
                                                Charles D. Maguire, Jr.

Todd M. Kaye
                                                Jennifer A. D’Alessandro